February 2023 Preliminary Terms No. 7,945 Registration Statement No. 333-250103 Dated February 7, 2023 Filed pursuant to Rule 433

Fixed to Floating Rate Notes due 2025

Based on the 2-Year U.S. Dollar SOFR ICE Swap Rate

As further described below, interest will accrue and be payable on the notes quarterly, in arrears, (i) from the original issue date to August 27, 2023: at a rate of 5.50% per annum and (ii) from August 27, 2023 to maturity: at a variable rate per annum equal to the 2-Year U.S. Dollar SOFR ICE Swap Rate plus 1.00%, subject to the minimum interest rate of 0.10% per annum.

Publication of the 2-Year U.S. Dollar SOFR ICE Swap Rate began on November 8, 2021 and it therefore has a very limited history.  For further discussion of risks related to the notes, including risks related to the reference rate, see “Risk Factors” beginning on page 7.

All payments are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations, you could lose some or all of your investment.  These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

SUMMARY TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$ . May be increased prior to the original issue date but we are not required to do so.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	February , 2023
Original issue date:	February 27, 2023 ( business days after the pricing date)
Maturity date:	February 27, 2025
Interest accrual date:	February 27, 2023
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any
Reference rate:

The 2-Year U.S. Dollar SOFR ICE Swap Rate (2CMS).

Please see “Additional Provisions—Reference Rate” below.  Please also see “Additional Provisions—Index Cessation,” which describes how a Benchmark Replacement will replace 2CMS following an Index Cessation Effective Date, and “Risk Factors—Risks Relating to the Reference Rate.”

Interest rate:

From and including the original issue date to but excluding August 27, 2023: 5.50% per annum

From and including August 27, 2023 to but excluding the maturity date (the “floating interest rate period”):

Reference rate plus 1.00%; subject to the minimum interest rate.

For the purpose of determining the level of the reference rate applicable to an interest payment period, the level of the reference rate will be determined two (2) U.S. government securities business days prior to the related interest reset date at the start of such interest payment period (each, an “interest determination date”).

Interest for each interest payment period during the floating interest rate period is subject to the minimum interest rate of 0.10% per annum.

Interest payment period:	Quarterly
Interest payment period end dates:	Unadjusted
Interest payment dates:	Each February 27, May 27, August 27 and November 27, beginning May 27, 2023; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.
Interest reset dates:	Each February 27, May 27, August 27 and November 27, beginning August 27, 2023; provided that such interest reset dates shall not be adjusted for non-business days.
Day-count convention:	30/360 (Bond Basis)
Minimum interest rate:	0.10% per annum during the floating interest rate period
Maximum interest rate:	Not applicable
Redemption:	Not applicable
Specified currency:	U.S. dollars
No listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	61760QNU4 / US61760QNU49
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Calculation agent:	Morgan Stanley Capital Services LLC
Trustee:	The Bank of New York Mellon
Estimated value on the pricing date:	Approximately $991.00 per note, or within $31.00 of that estimate. See “The Notes” on page 2.

Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per note	$1,000	$	$
Total	$	$	$
(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $ for each note they sell. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	See “Use of Proceeds and Hedging” on page 12.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus Supplement dated November 16, 2020	Prospectus dated November 16, 2020

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Fixed to Floating Rate Notes due 2025 Based on the 2-Year U.S. Dollar SOFR ICE Swap Rate

The Notes

The notes offered are debt securities of Morgan Stanley.  From the original issue date until August 27, 2023, interest on the notes will accrue and be payable quarterly, in arrears, at 5.50% per annum, and thereafter, during the floating interest rate period, interest on the notes will accrue and be payable quarterly, in arrears, at a variable rate per annum equal to 2CMS plus 1.00%, subject to the minimum interest rate of 0.10% per annum.  We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  All payments on the notes are subject to the credit risk of Morgan Stanley.

The stated principal amount and issue price of each note is $1,000.  This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date will be less than the issue price.  We estimate that the value of each note on the pricing date will be approximately $991.00, or within $31.00 of that estimate.  Our estimate of the value of the notes as determined on the pricing date will be set forth in the final pricing supplement.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to 2CMS.  The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to 2CMS, instruments based on 2CMS, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the interest rate and the minimum interest rate applicable to each interest payment period during the floating interest rate period, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us.  If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the securities would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to interest rates and 2CMS, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions and other factors.

MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time.

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Additional Provisions

The terms set forth in the accompanying prospectus under “Description of Debt Securities—Base Rates—CMS Rate Debt Securities” shall not apply to the notes.

Reference Rate

2CMS is one of the market-accepted indicators of shorter-term interest rates.

“2CMS” means that the rate for an interest reset date will be the USD SOFR ICE Swap Rate with an index maturity of 2 years, expressed as a percentage, provided by the administrator of the USD SOFR ICE Swap Rate as of approximately 11:00 a.m., New York City time (or any amended publication time specified by the administrator of the USD SOFR ICE Swap Rate in the benchmark methodology) on the interest determination date.  Reuters, Bloomberg and various other third-party sources may report the USD SOFR ICE Swap Rate.  If any such reported rate differs from that as provided by the administrator of the USD SOFR ICE Swap Rate, the rate as provided by such administrator will prevail.

If that rate is subsequently corrected and provided by the administrator of the USD SOFR ICE Swap Rate to, and published by, authorized distributors of the USD SOFR ICE Swap Rate within the longer of one hour of the time when such rate is first published by authorized distributors of the USD SOFR ICE Swap Rate and the republication cut-off time for the USD SOFR ICE Swap Rate, if any, as specified by the USD SOFR ICE Swap Rate benchmark administrator in the USD SOFR ICE Swap Rate benchmark methodology, then that rate will be subject to those corrections.

“USD SOFR ICE Swap Rate” means the swap rate for a fixed-for-floating U.S. Dollar swap transaction where the floating leg references the Secured Overnight Financing Rate administered by the Federal Reserve Bank of New York (or any successor administrator) (SOFR), as provided by ICE Benchmark Administration Limited as the administrator of the benchmark (or a successor administrator).  For a description of SOFR, see “Secured Overnight Financing Rate” below.

Temporary Non-Publication

If the CMS Rate for a period of the index maturity in respect of an interest reset date is not published by the administrator of the CMS Rate or an authorized distributor and is not otherwise provided by the administrator of the CMS Rate by either (A) such interest reset date or (B) such other date on which the CMS Rate is required, then, for such date, the calculation agent shall determine a commercially reasonable alternative for the CMS Rate, taking into account all available information that in good faith it considers relevant including, without limitation, an industry-accepted rate of interest in the over-the-counter derivatives market or for U.S. dollar-denominated floating rate notes (if any).

Notwithstanding the foregoing, if, as of an interest determination date, an Index Cessation Effective Date with respect to the applicable tenor of the then-current CMS Rate has occurred, the provisions set forth under “Index Cessation” below shall apply.

Index Cessation

If, as of an interest determination date, an Index Cessation Effective Date with respect to the applicable tenor of the then-current CMS Rate has occurred, then the CMS Rate in respect of each following interest reset date shall thereafter be the Benchmark Replacement (including any adjustment spread calculation (which may be a positive or negative value or zero)) selected on that interest determination date by the calculation agent acting in good faith and in a commercially reasonable manner.  For the avoidance of doubt, following the occurrence of an Index Cessation Effective Date in respect of one or more Index Cessation Events, the selection of the Benchmark Replacement (including any adjustment spread calculation) will be a one-time process and will apply to each following interest reset date.

“CMS Rate” means, initially, 2CMS; provided that if an Index Cessation Effective Date has occurred with respect to 2CMS or the then-current CMS Rate, then “CMS Rate” means the applicable Benchmark Replacement.  For the avoidance of doubt, such Benchmark Replacement will replace the then-current CMS Rate for all purposes relating to the notes.

“Index Cessation Effective Date” means, in respect of the then-current CMS Rate and one or more Index Cessation Events, the first date on which the CMS Rate would ordinarily have been published or provided and is no longer published or provided.  If the CMS Rate ceases to be provided on an interest determination date, but it was provided at the time at which it is to be observed pursuant to “Reference Rate” above, then the Index Cessation Effective Date will be the next day on which the rate would ordinarily have been published or provided.

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“Index Cessation Event” means, in respect of the then-current CMS Rate:

(a)	a public statement or publication of information by or on behalf of the administrator of the CMS Rate announcing that it has ceased or will cease to provide the CMS Rate permanently or indefinitely; provided that, at the time of the statement or publication, there is no successor administrator or provider, as applicable, that will continue to provide the CMS Rate; or

(b)	a public statement or publication of information by the regulatory supervisor for the administrator of the CMS Rate, the central bank for the currency of the CMS Rate, an insolvency official with jurisdiction over the administrator for the CMS Rate, a resolution authority with jurisdiction over the administrator for the CMS Rate or a court or an entity with similar insolvency or resolution authority over the administrator for the CMS Rate, which states that the administrator of the CMS Rate has ceased or will cease to provide the CMS Rate permanently or indefinitely; provided that, at the time of the statement or publication, there is no successor administrator or provider that will continue to provide the CMS Rate.

“Benchmark Replacement” means the first alternative benchmark set forth in the order below that can be determined by the calculation agent as of the interest determination date next succeeding the relevant Index Cessation Event (or, if the Index Cessation Event occurs on the interest determination date, that interest determination date):

(a)	the alternate rate of interest that has been selected or recommended by the relevant governmental body or agency with jurisdiction over the then-current CMS Rate or the administrator thereof as the replacement for the then-current CMS Rate for the applicable index maturity; and

(b)	the alternate rate of interest that has been selected by the calculation agent as the replacement for the then-current CMS Rate for the applicable index maturity giving due consideration to any industry-accepted rate of interest as a replacement for the then-current CMS Rate for U.S. dollar-denominated floating rate notes at such time, including any alternate rate of interest recommended by the International Swaps and Derivatives Association, Inc. or any successor thereto.

In connection with the implementation of a Benchmark Replacement, we or our designee will have the right to make Benchmark Replacement Conforming Changes from time to time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any changes (including changes to the definition of “interest payment period,” timing and frequency of determining rates and making payments of interest, and other administrative matters) that the calculation agent determines may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the calculation agent determines that adoption of any portion of such market practice is not administratively feasible or if the calculation agent determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the calculation agent determines is reasonably necessary).

Decisions and Determinations

Any determination, decision or election that may be made by us or our designee or the calculation agent pursuant to this section entitled “Additional Provisions,” including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:

•	will be conclusive and binding absent manifest error;

•	will be made in such person’s sole discretion; and

•	notwithstanding anything to the contrary in the documentation relating to the notes, shall become effective without consent from the holders of the notes or any other party.

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Secured Overnight Financing Rate

As further described above, 2CMS is determined by reference to SOFR.

The Secured Overnight Financing Rate (“SOFR”) is published by the New York Federal Reserve and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities.  The New York Federal Reserve reports that SOFR includes all trades in the Broad General Collateral Rate and bilateral Treasury repurchase agreement (repo) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of the Depository Trust and Clearing Corporation (“DTCC”), and SOFR is filtered by the New York Federal Reserve to remove some (but not all) of the foregoing transactions considered to be “specials.”  According to the New York Federal Reserve, “specials” are repos for specific-issue collateral, which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.

The New York Federal Reserve reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through the FICC’s delivery-versus-payment service.  The New York Federal Reserve also notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC.

If data for a given market segment were unavailable for any day, then the most recently available data for that segment would be utilized, with the rates on each transaction from that day adjusted to account for any change in the level of market rates in that segment over the intervening period.  SOFR would be calculated from this adjusted prior day’s data for segments where current data were unavailable, and unadjusted data for any segments where data were available.  To determine the change in the level of market rates over the intervening period for the missing market segment, the New York Federal Reserve would use information collected through a daily survey conducted by its Trading Desk of primary dealers’ repo borrowing activity.  Such daily survey would include information reported by Morgan Stanley & Co. LLC, a wholly owned subsidiary of Morgan Stanley, as a primary dealer.

The New York Federal Reserve notes on its publication page for SOFR that use of SOFR is subject to important limitations, indemnification obligations and disclaimers, including that the New York Federal Reserve may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice.

Each U.S. Government Securities Business Day, the New York Federal Reserve publishes SOFR on its website at approximately 8:00 a.m., New York City time.  If errors are discovered in the transaction data provided by The Bank of New York Mellon or DTCC Solutions LLC, or in the calculation process, subsequent to the initial publication of SOFR but on that same day, SOFR and the accompanying summary statistics may be republished at approximately 2:30 p.m., New York City time.  Additionally, if transaction data from The Bank of New York Mellon or DTCC Solutions LLC had previously not been available in time for publication, but became available later in the day, the affected rate or rates may be republished at around this time.  Rate revisions will only be effected on the same day as initial publication and will only be republished if the change in the rate exceeds one basis point.  Any time a rate is revised, a footnote to the New York Federal Reserve’s publication would indicate the revision.  This revision threshold will be reviewed periodically by the New York Federal Reserve and may be changed based on market conditions.

Because SOFR is published by the New York Federal Reserve based on data received from other sources, we have no control over its determination, calculation or publication.  See “Risk Factors” below.

The information contained in this section “Secured Overnight Financing Rate” is based upon the New York Federal Reserve’s Website and other U.S. government sources.

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Historical Information

The following graph sets forth the historical percentage levels of the reference rate as published by ICE Benchmark Administration Limited for the period from November 18, 2021 (the first day on which the reference rate was reported by Bloomberg Financial Markets) to February 6, 2023.  The historical levels of the reference rate should not be taken as an indication of its future performance and no assurance can be given as to the level of the reference rate on any day during the term of the notes.  In addition, the historical levels of the reference rate do not reflect the 1.00% spread that will apply to the interest that will accrue on the notes for each interest payment period during the floating interest rate period.  We obtained the information in the graph below from Bloomberg Financial Markets (“USISSO02 Index”), without independent verification.

* The red line in the graph above represents the minimum interest rate of 0.10% per annum applicable to each interest payment period during the floating interest rate period.

You should note that publication of the reference rate began on November 8, 2021 and it therefore has a very limited history.  Among other things, the reference rate may not increase or decrease over the term of the notes in accordance with the trends depicted in the graph above and the size and frequency of any fluctuations in the reference rate over the term of the notes, which we refer to as volatility, may be significantly different from the volatility of the reference rate depicted in the graph above.  See “Risk Factors—Risks Relating to the Reference Rate—The USD SOFR ICE Swap Rate has a very limited history; the future performance of the USD SOFR ICE Swap Rate cannot be predicted based on historical performance.”

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Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes.  An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the reference rate and other events that are difficult to predict and beyond the issuer’s control.  This section describes the material risks relating to the notes.  For a complete list of risk factors, please see the accompanying prospectus supplement and prospectus. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.  Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

Risks Relating to an Investment in the Notes

▪	The historical performance of the reference rate is not an indication of its future performance. The historical performance of the reference rate should not be taken as an indication of its future performance during the term of the notes. Changes in the levels of the reference rate will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that the reference rate will be positive.

▪	Investors are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates and at maturity and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. The notes are not guaranteed by any other entity. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market's view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

▪	The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased. Some of these factors include, but are not limited to: (i) actual or anticipated changes in the level of the reference rate, (ii) volatility of the level of the reference rate, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) time remaining to maturity. Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the notes will be affected by the other factors described in the preceding sentence. This can lead to significant adverse changes in the market price of securities like the notes. Depending on the actual or anticipated level of the reference rate, the market value of the notes is expected to decrease and you may receive substantially less than 100% of the issue price if you are able to sell your notes prior to maturity.

▪	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., are willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

▪	The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price. These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the

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secondary market (if any exists) at any time.  The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.

▪	The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

▪	Morgan Stanley & Co. LLC, which is a subsidiary of the issuer, has determined the estimated value on the pricing date. MS & Co. has determined the estimated value of the notes on the pricing date.

▪	The issuer, its subsidiaries or affiliates may publish research that could affect the market value of the notes. They also expect to hedge the issuer’s obligations under the notes. The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or SOFR or the reference rate specifically. This research is modified from time to time without notice to you and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes. In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

▪	The calculation agent, which is a subsidiary of the issuer, (or, if applicable, we or our designee) will make determinations with respect to the notes. The calculation agent will make certain determinations with respect to the notes as further described herein and in the accompanying prospectus. In addition, if the CMS Rate is not published for any day with respect to which the level of such rate must be determined during the term of the notes or if an Index Cessation Effective Date has occurred, the calculation agent and we or our designee will make certain determinations with respect to the notes in such person’s sole discretion as further described under “Additional Provisions.” Any of these determinations may adversely affect the payout to investors. Moreover, certain determinations may require the exercise of discretion and the making of subjective judgments, such as with respect to the reference rate or any Benchmark Replacement Conforming Changes. These potentially subjective determinations may adversely affect the payout to you on the notes. For further information regarding these types of determinations, see “Additional Provisions” above.

Risks Relating to the Reference Rate

▪	The reference rate will be affected by a number of factors. A number of factors can affect the reference rate, including, but not limited to:

▪	supply and demand for overnight U.S. Treasury repurchase agreements;

▪	trading and liquidity in the market for SOFR-based swaps and in the market for SOFR-linked financial contracts more generally;

▪	general economic conditions: the economic, financial, political, regulatory and judicial events that affect financial markets generally will affect the reference rate;

▪	prevailing interest rates: the reference rate is subject to daily fluctuations depending on prevailing interest rates in the market generally; and

▪	policies of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative impact on the amount of interest payable on the notes and on the value of the notes prior to maturity.

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▪	The reference rate may be volatile. The reference rate is subject to volatility due to a variety of factors affecting interest rates generally, including, but not limited to:

▪	sentiment regarding the U.S. and global economies;

▪	expectations regarding the level of price inflation;

▪	sentiment regarding credit quality in the U.S. and global credit markets;

▪	central bank policy regarding interest rates; and

▪	performance of capital markets.

Volatility of the reference rate may adversely affect your return on the notes.

▪	The USD SOFR ICE Swap Rate has a very limited history; the future performance of the USD SOFR ICE Swap Rate cannot be predicted based on historical performance. You should note that publication of the USD SOFR ICE Swap Rate began on November 8, 2021 and it therefore has a very limited history. In addition, the future performance of the USD SOFR ICE Swap Rate cannot be predicted based on the limited historical performance. The level of the USD SOFR ICE Swap Rate during the term of the notes may bear little or no relation to the historical level of the USD SOFR ICE Swap Rate. Prior observed patterns, if any, in the behavior of market variables and their relation to the USD SOFR ICE Swap Rate, such as correlations, may change in the future. The future performance of the USD SOFR ICE Swap Rate is impossible to predict and therefore no future performance of the USD SOFR ICE Swap Rate or the notes may be inferred from any historical performance. Historical performance data are not indicative of, and have no bearing on, the potential performance of the USD SOFR ICE Swap Rate or the notes. Changes in the levels of the USD SOFR ICE Swap Rate will affect the return on the notes and the trading price of such notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that the USD SOFR ICE Swap Rate will be positive.

In addition, you should note that, in the recent past, the USD LIBOR ICE Swap Rate was not published on a significant number of scheduled publication days.  It is possible that non-publication of the USD SOFR ICE Swap Rate may also occur in the future on some or a significant number of scheduled publication days.  For example, if the relatively new market for SOFR-based swaps is not sufficiently liquid, ICE Benchmark Administration Limited may be unable to calculate and publish the USD SOFR ICE Swap Rate, which could adversely affect the value of the notes, the return on the notes and the price at which you can sell such notes.  See “Risk Factors—Risks Relating to an Investment in the Notes—The calculation agent, which is a subsidiary of the issuer, (or, if applicable, we or our designee) will make determinations with respect to the notes.”

▪	The composition and characteristics of the USD SOFR ICE Swap Rate are not the same as those of the USD LIBOR ICE Swap Rate and there is no guarantee that the USD SOFR ICE Swap Rate will be a comparable substitute for the USD LIBOR ICE Swap Rate. The administrator of the USD SOFR ICE Swap Rate, ICE Benchmark Administration Limited, launched the USD SOFR ICE Swap Rate to help the U.S. dollar derivatives market in its transition from LIBOR to SOFR. Both the USD SOFR ICE Swap Rate and the USD LIBOR ICE Swap Rate are determined by reference to interest rate swaps that reference a specified floating rate. However, the composition and characteristics of SOFR are not the same as those of LIBOR. SOFR is a broad Treasury repo financing rate that represents overnight secured funding transactions. This means that SOFR is fundamentally different from LIBOR for two key reasons. First, SOFR is a secured rate, while LIBOR is an unsecured rate. Second, SOFR is an overnight rate (with the USD SOFR ICE Swap Rate determined by reference to such rate compounded in arrears for twelve months), while LIBOR represents interbank funding over different maturities. As a result, there can be no assurance that SOFR will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global, national or regional economic, financial, political, regulatory, judicial or other events. For example, since publication of SOFR began on April 3, 2018, daily changes in SOFR have, on occasion, been more volatile than daily changes in comparable benchmark or other market rates. Consequently, there can be no assurance that the USD SOFR ICE Swap Rate will perform in the same way as the USD LIBOR Swap Rate would have at any time.

▪	The secondary trading market for notes linked to the USD SOFR ICE Swap Rate may be limited. Since the USD SOFR ICE Swap Rate is a new market rate, the notes will likely have no established trading market when issued and an established trading market may never develop or may not be very liquid. Market terms for debt securities linked to the USD SOFR ICE Swap Rate (such as the notes), such as the spread, may evolve over time and, as a result, trading prices of the notes may be lower than those of later-issued debt securities that are linked to the USD SOFR ICE Swap Rate. Similarly, if the USD SOFR ICE Swap Rate does not prove to be widely used in debt securities similar to the notes, the trading price of

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the notes may be lower than that of debt securities linked to rates that are more widely used.  Investors in the notes may not be able to sell such notes at all or may not be able to sell such notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market.  Further, investors wishing to sell the notes during the floating interest rate period in the secondary market will have to make assumptions as to the future performance of the USD SOFR ICE Swap Rate during the interest payment period in which they intend the sale to take place.  As a result, investors may suffer from increased pricing volatility and market risk.

▪	The administrator of the USD SOFR ICE Swap Rate may make changes that could change the value of the USD SOFR ICE Swap Rate or discontinue the USD SOFR ICE Swap Rate and has no obligation to consider your interests in doing so. ICE Benchmark Administration Limited (or a successor), as administrator of the USD SOFR ICE Swap Rate, may make methodological or other changes that could change the value of the USD SOFR ICE Swap Rate, including changes related to the method by which the USD SOFR ICE Swap Rate is calculated, eligibility criteria applicable to the transactions used to calculate the USD SOFR ICE Swap Rate, or timing related to the publication of the USD SOFR ICE Swap Rate. In addition, the administrator may alter, discontinue or suspend calculation or dissemination of the USD SOFR ICE Swap Rate. The administrator has no obligation to consider your interests in calculating, adjusting, converting, revising or discontinuing the USD SOFR ICE Swap Rate. See “Risk Factors—Risks Relating to an Investment in the Notes—The calculation agent, which is a subsidiary of the issuer, (or, if applicable, we or our designee) will make determinations with respect to the notes.”

▪	In the event of an Index Cessation Effective Date, there is no guarantee that any Benchmark Replacement will be a comparable substitute for the then-current CMS Rate. If, as of an interest determination date, an Index Cessation Effective Date has occurred with respect to the applicable tenor of the then-current CMS Rate and one or more Index Cessation Events, then the interest rate on the notes during the floating interest rate period will no longer be determined by reference to the then-current CMS Rate, but instead will be determined by reference to a different rate, which will be a different benchmark than the then-current CMS Rate, plus a spread adjustment, which we refer to as a “Benchmark Replacement,” as further described under “Additional Provisions—Index Cessation” above. In such a case, in the first instance, the interest rate on the notes during the floating interest rate period will be determined based on the alternate rate of interest that has been selected or recommended by the relevant governmental body or agency with jurisdiction over the then-current CMS Rate or the administrator thereof as the replacement for the then-current CMS Rate for the applicable index maturity. There can be no assurance that such a rate will be selected or recommended by the relevant governmental body or agency. If such a Benchmark Replacement cannot be determined, then the interest rate on the notes during the floating interest rate period will be determined based on the alternate rate of interest that has been selected by the calculation agent giving due consideration to any industry-accepted rate of interest as a replacement for the then-current CMS Rate for U.S. dollar-denominated floating rate notes at such time. No market consensus exists as to what rate or rates may become industry-accepted replacements for any CMS Rate.

In addition, the terms of the notes expressly authorize us or our designee to make Benchmark Replacement Conforming Changes with respect to, among other things, changes to the definition of “interest payment period,” timing and frequency of determining rates and making payments of interest, and other administrative matters.  The selection of a Benchmark Replacement, the calculation of the interest rate on the notes during the floating interest rate period by reference to a Benchmark Replacement (including any adjustment spread calculation), any implementation of Benchmark Replacement Conforming Changes and any other determinations, decisions or elections that may be made under the terms of the notes in connection with an Index Cessation Effective Date could adversely affect the value of the notes, the return on the notes and the price at which you can sell such notes.

Any determination, decision or election that may be made by the calculation agent or us or our designee described above will be made in such person’s sole discretion.

In addition, (i) the composition and characteristics of the Benchmark Replacement will not be the same as those of the then-current CMS Rate, the Benchmark Replacement will not be the economic equivalent of the then-current CMS Rate, there can be no assurance that the Benchmark Replacement will perform in the same way as the then-current CMS Rate would have at any time and there is no guarantee that the Benchmark Replacement will be a comparable substitute for the then-current CMS Rate (each of which means that an Index Cessation Effective Date could adversely affect the value of the notes, the return on the notes and the price at which you can sell such notes), (ii) any failure of the Benchmark Replacement to gain market acceptance could adversely affect the notes, (iii) the Benchmark Replacement may have a very limited history and the future performance of the Benchmark Replacement cannot be predicted based on historical performance,

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(iv) the secondary trading market for notes linked to the Benchmark Replacement may be limited and (v) the administrator of the Benchmark Replacement may make changes that could change the value of the Benchmark Replacement or discontinue the Benchmark Replacement and has no obligation to consider your interests in doing so.  Moreover, following the occurrence of an Index Cessation Effective Date in respect of one or more Index Cessation Events, the selection of the Benchmark Replacement (including any adjustment spread calculation) will be a one-time process and will apply to each following interest reset date.  As a result, there is no guarantee that the interest rate on the notes during the floating interest rate period at any time following the occurrence of an Index Cessation Effective Date will equal the interest rate that would have been payable if such Index Cessation Effective Date had not occurred, which could adversely affect the value of the notes, the return on the notes and the price at which you can sell such notes.

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Use of Proceeds and Hedging

The proceeds we receive from the sale of the notes will be used for general corporate purposes.  We will receive, in aggregate, $1,000 per note issued, because, when we enter into hedging transactions in order to meet our obligations under the notes, our hedging counterparty will reimburse the cost of the Agent’s commissions.  The costs of the notes borne by you and described on page 2 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG. Morgan Stanley Wealth Management, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.  Selected dealers, including Morgan Stanley Wealth Management, and their financial advisors will collectively receive from the agent, Morgan Stanley & Co. LLC, a fixed sales commission of $     for each note they sell.

MS & Co. is our wholly owned subsidiary and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes.  When MS & Co. prices this offering of notes, it will determine the economic terms of the notes such that for each note the estimated value on the pricing date will be no lower than the minimum level described in “The Notes” on page 2.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Acceleration Amount in Case of an Event of Default

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes shall be an amount in cash equal to the stated principal amount plus accrued and unpaid interest.

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Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, the notes should be treated as “variable rate debt instruments” for U.S. federal tax purposes and the remainder of this discussion assumes this treatment is correct.

The treatment of the notes depends on whether the initial fixed rate is within 0.25% of the floating rate on the issue date.

If the notes had been issued on February 7, 2023, then the notes would have been treated as “variable debt instruments” providing for a single qualified floating rate (“QFR”), as described in the sections of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Floating Rate Notes—General” and “—Floating Rate Notes that Provide for a Single Variable Rate,”  because the fixed rate would have been within 0.25% of the floating rate. If the fixed rate is within 0.25% of the floating rate on the issue date, the notes will not be treated as issued with original issue discount (“OID”) and all of the interest paid on the notes will be treated as qualified stated interest (“QSI”).

Alternatively, if the fixed rate is not within 0.25% of the floating rate on the issue date, the notes should instead be treated as providing for a single fixed rate followed by a single QFR. In that event, applicable Treasury Regulations require that, in order to determine the amount of QSI and OID in respect of the notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is constructed in the following manner: (i) first, the initial fixed rate is converted to a QFR that would preserve the fair market value of the notes, and (ii) second, each QFR (including the QFR determined under (i) above) is converted to a fixed rate substitute (which will generally be the value of that QFR as of the issue date of the notes). The rules under “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes—Discount Notes—General” must be applied to the equivalent fixed rate debt instrument to determine the amounts of QSI and OID on the notes. Under this method, the notes may be issued with OID.

A U.S. holder is required to include any QSI in income in accordance with the U.S. holder’s regular method of accounting for U.S. federal income tax purposes. U.S. holders will be required to include OID in income for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest.  QSI allocable to an accrual period must be increased (or decreased) by the amount, if any, which the interest actually accrued or paid during an accrual period (including the fixed rate payments made during the initial period) exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument.  For the QSI and the amount of OID (if any) on a note, please contact Morgan Stanley at StructuredNotesTaxInfo@morganstanley.com.

If you are a non-U.S. holder, please read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

Both U.S. and non-U.S. holders should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Moreover, neither this document nor the accompanying prospectus supplement addresses the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended.

The discussion in the preceding paragraphs under “Tax Considerations,” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

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